Exhibit 99.7

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2008, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2008; (ii) EnCana Corporation’s registration statement on Form F-3 (File No. 333-150453); (iii) EnCana Corporation’s registration statements on Form S-8 (File Nos. 333-124218, 333-13956, and 333-140856); and (iv) EnCana Corporation’s registration statements on Form F-9 (File No. 333-149370), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended as applicable.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas

February 20, 2009